UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2021.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                            Form 40-F         ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K, excluding Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, and Exhibit 99.6 hereto, is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

99.1	Earnings Coverage
99.2	Q4 2021 Earnings News Release
99.3	Q4 2021 Dividend News Release
99.4	Notice of Meeting and Record Date
99.5	CEO and CFO Certificates
99.6	Independent Auditor’s Report dated December 1, 2021

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 2, 2021	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal